Exhibit 10.1

May 31, 2016

David W. Lancelot
2473 Poinciana Drive
Weston, Florida 33327

Dear David:

On behalf of Erickson Incorporated, I am pleased to offer you the position of Chief Financial Officer.  In this capacity you will report directly to Jeff Roberts, President & CEO. This position is located in Portland, Oregon. You may continue to reside in Weston, Florida until finalizing your relocation, however regular travel to and from the Portland Office, as well as, local accommodations, are a requirement of this position and are at your own expense. In the event the Company requests that you travel to other locations, domestic or international, such travel expenses will be paid by the Company in compliance with the Company’s Travel and Expense Policy regardless of whether the travel originates from Oregon or Florida.
This offer is contingent upon receiving satisfactory reference verification, background and credit checks plus successful completion of a pre-employment drug screen. Employment shall commence upon the effective date of the Company’s Board of Directors’ appointment of you to the office of Chief Financial Officer.The details of this offer are described below:

•	A base salary of $12,307.70 bi-weekly which is equivalent to $320,000.00 annually.

•	A targeted start date of Monday, June 6th, 2016 with the understanding that you will work remotely from Florida until August 1, 2016 at which point regular travel to and from Portland will commence.

•
A 2016 annual incentive bonus target equal to 50% of your base salary (i.e. $160,000.00) pro-rated in your first year of employment. For 2016, we will provide a guaranteed minimum payout of $100,000.00 contingent on your being in an active employment status with Erickson at time of payouts. The payouts will occur quarterly beginning in September 2016. Between your base annualized salary and the annual incentive target amount, your total annualized cash compensation will be equivalent to $480,000.00.

•
A hiring bonus in the amount of $75,000.00 (subject to normal tax and other withholding) will be paid to you on the regular payday at the end of your first pay period with the Company.  Should you voluntary leave the Company prior to completing one year of service, both the 2016 annual incentive and hiring bonuses must be paid back to the Company on a pro-rated basis. A payback agreement is enclosed with this letter.

•
As soon as practicable following your start date, but no later than June 30, 2016, the Company will recommend to the Company’s Compensation Committee that it grant you a one-time equity award in the form of 35,000 non-qualified incentive stock options. The award will be subject to the terms and conditions of the Company’s 2012 Long Term Incentive Plan and an award agreement. The exercise price of the option award shall be no less than the fair market value (defined as the closing price per share as reported on the NASDAQ Stock Market) of the Company’s common stock on the grant effective date. Fifty percent of these units will vest six months from the date of grant and the remaining units will vest twelve months from the date of grant.

•	Participation in Erickson’s Medical, Dental, and Vision Health and Long and Short Term Disability, and Life Insurance plans.

•	Participation in the Company’s 401(k) plan.

•	Our Standard Company Flex Time Off Program.

•
In the event of termination without cause or under a change of control as defined by the Erickson Executive Severance Benefit Plan, you would be eligible for payment of Executive severance benefits for 12 months.

Erickson will provide you the following assistance as you relocate to the Portland area:
Relocation Assistance:
Erickson will provide relocation assistance to off-set the cost associated with moving from Weston, Florida to Portland, Oregon. Relocation benefits may be initiated and relocation will be completed within 18 months providing the Company has viable financial performance (defined as the Company coming within 25% of its 2017 targets for revenue, EBITDA and cash flow). Some expenses will be paid directly by Erickson and others will be handled via reimbursement.  For reimbursement expenses, you must obtain receipts for incurred expenses and submit them along with company reimbursement request forms. Please understand that you will be responsible for all related taxes and you will need to sign the relocation payback agreement enclosed in this letter. Your relocation will be coordinated through Archibald Relocation in Portland, Oregon and the assistance will be as follows:

Relocation Assistance
Shipment of normal Household Goods coordinated through a third party vendor.
Travel to New Location - Erickson will provide coach class air transportation for all immediate family members relocating and will arrange for the shipment of 2 vehicles to the Portland area.  If you prefer, you may be reimbursed for driving 2 vehicles to the new location including reimbursement for reasonable lodging, meals associated with the move along the way.

The Company is aware of and consents to your membership on the board of directors for Funtavo. The Company further agrees that you may accept other board memberships so long as there is no conflict of interest with Erickson or any of its affiliates.
If you are forced to file suit to enforce this Offer Letter, the Erickson Executive Severance Benefit Plan, the 2012 Long Term Incentive Plan and Award Agreement, as well as other express, written agreements governing your employment, and are successful in whole or in part, then the Company is obligated to reimburse you for all reasonable costs and expenses associated with the suit, including reasonable attorneys’ fees.

Your employment with the Company will be for no specific period of time. Rather, your employment will be “at-will” and may be terminated by the Company with or without cause and with or without prior notice and for any reason or no particular reason. You also confirm that you are currently under no obligations of confidentiality or non-competition with any prior employers that would interfere with your employment with the Company. This offer letter is intended to comply with Section 409A of the Internal Revenue Code or an exemption thereunder and shall be construed and administered in accordance with Section 409A.
This offer letter shall be governed by the laws of Oregon, without regard to conflict of law principles.

I would be pleased to answer any questions you may have regarding this offer. I can be reached at (971) 255-5005.  We look forward to your acceptance of our offer which is valid until end of day, June 6, 2016.

Warm regards,

Jeff Roberts
President & CEO
Erickson Incorporated

I accept the employment offer under the terms and conditions set forth above. I have not relied on any agreements or representations, express or implied that are not set forth expressly in the foregoing letter and this letter supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter of this letter.

Signature:    /s/ David W. Lancelot                                                                       Date:     June 6, 2016___